TELEFONOS DE MEXICO, S.A. DE C.V.

CALLING

ORDINARY SHAREHOLDERS MEETING

By agreement of the Board of Directors adopted in its meeting held on February 11, 2004, holders of Telefonos de Mexico, S.A. de C.V. shares, are called to the Ordinary Shareholders Meeting that will be held on March 1st , 2004 at 10:30 a.m. in the "Veronica" Auditorium located in Av. Marina Nacional No. 365, Col. Veronica Anzures, Mexico City, Mexico, to discuss the following issues:

AGENDA

  Motion to increase up to 12 billion pesos the amount of funds that can be appropriated to purchase the Company's own shares, and the adoption or ratification of the relative resolutions regarding the corresponding repurchases and the powers to carry them on, as well as any other related to the repurchase of shares.

  Appointment of special delegates to formalize and fulfill any of the resolutions made by this Meeting. Resolutions in this matter.

In order to have the right to assist and, in its case, to vote in the Shareholders Meeting, shareholders must obtain their respective admission cards no later than February 27, 2004, by depositing their shares in the offices indicated below or by delivering the documents to the company that prove its deposit in a Mexican or foreign banking institution, or with a Mexican exchange broker. If shares are deposited in the S.D. Indeval, S.A. de C.V., admission cards will be issued by delivering the respective constancy and in its case, the additional listings that are included in Article 78 of the Securities Market Law.

From the moment that this calling is published, the information and related documents of each issue of the Agenda will be immediately available and free of charge to shareholders. An appointed alternate may represent a shareholder through an authorization letter that is in accordance with Clause twenty-six of the Company's bylaws. The alternates that represent shareholders can certify their presence through authorization forms prepared by the listed Company that will be available to stockbrokers that will prove that they are representing shareholders of the listed Company within the term that is referred in Article 173 of the Corporation General Law.

The admission cards, information documents and forms that are mentioned in the previous paragraph will be available to shareholders or their certified alternates or stockbrokers in the Company's offices located in Av. Parque Via No. 198 2nd floor-202, Col. Cuauhtemoc, Delegacion Cuauhtemoc, Mexico City, Mexico, (Phone (5255) 52 22 58 54) in working days and office hours.

Mexico City, February 11, 2004

Sergio Medina Noriega

Secretary of the Board of Directors